EXHIBIT 21

CNA SURETY CORPORATION AND SUBSIDIARIES
As Of December 31, 2006

Incorporated
Company	in

CNA Surety Corporation	Delaware
CNA Surety Capital Trust I	Delaware
SUR Insurance Agency, Inc. (f/k/a) Troy Fain Insurance, Inc	South Dakota
Western Surety Company	South Dakota
Surety Bonding Company of America	South Dakota
Universal Surety of America	Texas

As of November 30, 2006, the following holding companies, which were primarily related to previous merger and acquisition activities and had no operations, were dissolved into their respective parent company:

Company	Parent

Capsure Holdings Corp. (f/k/a Nucorp, Inc.)	CNA Surety Corporation
Capsure Financial Group, Inc.	Capsure Holdings Corp.
NI Acquisition Corp.	Capsure Financial Group, Inc.
SI Acquisition Corp.	Capsure Financial Group, Inc.
Surewest Financial Corp.	SI Acquisition Corp.
Universal Surety Holding Corp.	Western Surety Company